Exhibit 77(c)

                MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A special meeting of shareholders of the Fund was held on May 9, 2002, to consider approval of a Plan and Agreement of Reorganization, under the terms of which the Fund was reorganized into the ING International Fund, the sole series of ING International Fund, Inc., on May 17, 2002 (For: 1,275,393; Against:
31,956).